Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	2007	2006	2005	2004	2003
Fixed Charges Computation:
Preferred stock dividend	$1,555	$1,927	$1,854	$1,512	$1,491
Interest expense	10,412	7,060	5,075	3,722	907
Assumed interest element included in rent expense	1,446	1,278	935	778	735
Total fixed charges and preferredstock dividend	13,413	10,265	7,864	6,012	3,133
Earnings Computation:
Earnings before income taxes and equity inincome (loss) of investees and minority interests	150,023	65,632	35,703	31,827	9,585

Less:
Preferred stock dividend	(1,555)	(1,927)	(1,854)	(1,512)	(1,491)
Minority interests	(6,083)	(2,824)	(816)	(114)	—

Add:
Fixed charges	13,413	10,265	7,864	6,012	3,133
Earnings as adjusted	$155,798	$71,146	$40,897	$36,213	$11,227
Ratio of earning to fixed charges	13.1x	8.5x	6.8x	8.0x	6.8x

Ratio of earnings to fixed charges and preferredstock dividend	11.6x	6.9x	5.2x	6.0x	3.6x